[Letterhead of Wilson Sonsini Goodrich & Rosati, Professional Corporation]

April 29, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Bret Johnson, Division of Corporation Finance

Re:	Taser International, Inc.
Staff’s Letter Dated April 21, 2005 Regarding Form 8-K Filed on April 20, 2005

Ladies and Gentlemen:

     This letter is to confirm my conversation earlier today with Bret Johnson regarding the Staff’s letter dated April 21, 2005 (the “Staff’s Letter”) addressed to Daniel M. Behrendt, Chief Financial Officer of Taser International, Inc. (the “Company”). In this regard, we write on behalf of the Company to confirm the Company’s receipt of the Staff’s Letter and to notify the Staff that the Company currently expects to file its amended Form 10-KSB within the next ten (10) days. When filing the amended Form 10-KSB, the Company intends to address the comments in the Staff’s Letter.

     Feel free to contact the undersigned if you have any questions.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. Robert Suffoletta
J. Robert Suffoletta

cc:      Daniel M. Behrendt

JRS/deh